100 Bellevue Parkway
Wilmington, DE 19809
Tel 302.797.2000
www.blackrock.com
June 30, 2011
Dear Plan Investment Fund, Inc. Participation Certificate Holder,
BlackRock has spoken with many investors in recent days regarding sovereign debt issues in Europe, particularly the situation in Greece. There are several questions that have arisen repeatedly, and BlackRock has prepared the Q&A below to address them as part of our effort to be responsive and to provide additional transparency.
Q. Do BlackRock managed money market funds own any “peripheral” debt?
A. BlackRock managed money market funds, including Plan Investment Fund, do not have any direct exposure to Portugal, Italy, Ireland, Greece or Spain sovereign, corporate or bank debt.
Q. What is your reaction to the potential downgrade by Moody’s of three major French banks?
A. Moody’s has placed three French banks on watch for downgrade. They are BNP Paribas SA, Credit Agricole SA and Societe Generale SA. At this time only long-term ratings are under review; short term ratings have been reaffirmed at P-1. BlackRock currently expects these banks to maintain first tier status and therefore to remain an eligible investment for prime money market funds. In addition, these credits as well as all exposures in BlackRock managed money market funds continue to receive the highest level of scrutiny by BlackRock’s risk and credit analysis teams.
Q. How do you plan to handle the European bank exposure in the Funds going forward?
A. The current situation in Europe is fluid and is being continuously monitored by both BlackRock’s credit and portfolio management teams. All exposures within the Funds are positioned to reflect the views of our Investment Strategy Group as well as our Credit Committee. BlackRock continues to monitor the fundamental credit worthiness of the issuers including metrics such as exposure to peripheral sovereigns, cross holdings, and capital ratios, as well as market conditions to determine the appropriate course of action. Credits are maintained on money market approved lists based on BlackRock’s assessment of their ability to preserve principal and provide liquidity to our shareholders.
Q. How do you manage risk in the portfolios?
A. In addition to our thorough credit process and conservative investment philosophy, BlackRock managed money market funds are subject to daily stress tests that exceed regulatory requirements. These tests include the assessment of the impact of interest rate changes, increased spreads and credit events. Moreover, BlackRock managed funds are subject to stress tests that replicate historical market events to determine their ability to withstand crisis scenarios.
BlackRock’s extensive experience through multiple interest rate cycles and market events, our rigorous credit standards, and our consistent focus on risk management have enabled us to deliver on our fundamental objectives of safety, liquidity and yield. This management approach is a primary reason that our investors have made BlackRock one of the largest managers of money market funds in the world. Current market events have not necessitated a reevaluation of our methods for managing this important asset class; rather, it has reinforced our commitment to the approach we have taken for more than thirty years.
Prepared by BlackRock Investments, LLC, member FINRA.
© BlackRock, Inc. All rights reserved.

100 Bellevue Parkway
Wilmington, DE 19809
Tel 302.797.2000
www.blackrock.com
Please Contact Dale Palka at 630.472.7795 of Joe Castellon at 630.472.7711 at Plan Investment Fund if you have additional questions or concerns.
Sincerely,

Simon Mendelson	Richard Hoerner
Managing Director, BlackRock, Inc.	Managing Director, BlackRock, Inc.
Co-Heads of Global Cash Management and Securities Lending
Opinions expressed are as of June 2011 and are subject to change based on market and economic conditions and other factors. Past performance is no guarantee of future results; yields will fluctuate as market conditions change. Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other agency. Although the funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the funds. An investor should consider carefully the investment objectives, risks, and charges and expenses of the investment company, and prior to investing or sending money, obtain and carefully read the prospectus, which contains this and other information about the investment company. An investment in mutual fund shares involves certain risks, including the possible loss of principal. For more complete information regarding Plan Investment Fund, Inc., investors may obtain a prospectus by calling BCS Financial Services Corporation at 800.621.9215.
Prepared by BlackRock Investments, LLC, member FINRA.
© BlackRock, Inc. All rights reserved.